UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2017

Commission File Number: 001-34615

 JinkoSolar Holding Co., Ltd.

(Translation of registrant’s name into English)

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The documents attached as exhibits to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed on August 11, 2016 (No. 333-219925).

EXHIBIT INDEX

Number	Description of Documents
Exhibit 99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2017 and Recent Developments

Exhibit 99.2	Unaudited Condensed Financial Statements as of and for the six months ended June 30, 2017

EX-101.INS XBRL Taxonomy Instance Document

EX-101.SCH XBRL Taxonomy Extension Schema Document

EX-101.CAL XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB XBRL Taxonomy Label Linkbase Document

EX-101.PRE XBRL Taxonomy Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.

	By:	/s/ Haiyun (Charlie) Cao
	Name:	Haiyun (Charlie) Cao
	Title:	Chief Financial Officer
Date: September 27, 2017